UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
WebMD Health Corp.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
94770V 10 2

(CUSIP Number)
Lewis H. Leicher
c/o WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
201-703-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	94770V 10 2	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Martin J. Wygod I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ N/A

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		5,871,106 shares of WebMD Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,151 shares of WebMD Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,594,345 shares of WebMD Common Stock

WITH	10	SHARED DISPOSITIVE POWER

11,256 shares of WebMD Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,882,257 shares of WebMD Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 5 Pages

Item 1.	Security and Issuer.
     This statement on Schedule 13D (this “Statement”) amends and restates the statement on Schedule 13D filed by Mr. Martin J. Wygod (“Mr. Wygod”) on August 10, 2006, as previously amended by the statement on Schedule 13D/A filed by Mr. Wygod on March 31, 2008. This Statement relates to the Common Stock, par value $.01 per share (“WebMD Common Stock”), of WebMD Health Corp., a Delaware corporation (“WebMD”). The principal executive offices of WebMD are located at 111 Eighth Avenue New York, New York 10011.

Item 2.	Identity and Background.
(a)	This Statement is being filed by Mr. Wygod.

(b)	Mr. Wygod’s business address is c/o WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011.

(c)	Mr. Wygod is the Chairman of the Board of Directors of WebMD.

(d)	During the last five years, Mr. Wygod has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Wygod has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Wygod was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wygod is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or other Consideration.
     Pursuant to Mr. Wygod’s Amended and Restated Employment Agreement, dated as of August 3, 2005 (as amended through the date of this Statement, the “Employment Agreement”), with WebMD (as successor to HLTH Corporation), which is incorporated by reference as Exhibit 2 to this Statement, and in connection with WebMD’s initial public offering (“IPO”) on September 28, 2005, Mr. Wygod was granted, under WebMD’s 2005 Long-Term Incentive Plan (the “2005 Plan”), on September 28, 2005:
•	55,000 shares of restricted WebMD Common Stock, all of which have vested as of the date of this Statement; and

•	options to acquire 220,000 shares of WebMD Common Stock, all of which have vested as of the date of this Statement.
     On November 3, 2009, Mr. Wygod was granted, under the 2005 Plan, 110,000 shares of restricted WebMD Common Stock, none of which have vested as of the date of this Statement.
     Mr. Wygod has directly acquired, using his personal funds, 373,686 shares of WebMD Common Stock for a total purchase price of $8,670,547, of which 61,414 shares were purchased in the IPO at an aggregate purchase price of $1,074,745 ($17.50 per share) and the remainder of which were purchased since the IPO in market transactions.
     Mr. Wygod is also a trustee of The Rose Foundation, Inc., a private charitable foundation (the “Rose Foundation”) and is therefore deemed to be the beneficial owner of the 718 shares of WebMD Common Stock held by the Rose Foundation purchased for a total purchase price of $4,542 using Rose Foundation funds.
     Mr. Wygod is also a trustee of the WebMD Health Foundation, Inc., a private charitable foundation (the “WebMD Foundation” and, together with the Rose Foundation, the “Foundations”) and is therefore deemed to be the beneficial owner of the 690 shares of WebMD Common Stock held by the WebMD Foundation purchased for a total purchase price of $37,298 using WebMD Foundation funds.
     Mr. Wygod is also deemed to be the beneficial owner of the following shares held by trusts for which his children are beneficiaries: (i) 4,000 shares of WebMD Common Stock purchased between December 5, 2006 and December 7, 2006, by the Emily Wygod Trust U/T/A/D 12-31-1987 (the “EW Trust”) for a total purchase price of $150,317, using funds in the EW Trust, and (ii) 3,521 shares of WebMD Common Stock purchased between December 5, 2006 and December 7, 2006, by the Max Wygod Trust U/T/A/D 12-31-1987 (the “MW Trust” and together with the EW Trust, the “Trusts”), for a total purchase price of $133,120, using funds in the MW Trust.
     On October 23, 2009, WebMD consummated a merger (the “Merger”) pursuant to an Agreement and Plan of Merger, dated as of June 17, 2009 (the “Merger Agreement”), with HLTH Corporation, a Delaware corporation (“HLTH”). Under the terms of the Merger Agreement, HLTH merged with and into WebMD and each outstanding share of HLTH common stock, par value $0.0001 per share (“HLTH Common Stock”), converted into 0.4444 shares of WebMD Common Stock. In the Merger, the outstanding shares of WebMD’s Class B Common Stock (all of which were held by HLTH) were cancelled. The shares of WebMD’s Class A Common Stock were unchanged in the Merger and continue to trade on the NASDAQ Global Select Market under the symbol “WBMD” and retained their existing CUSIP number; however, they are no longer referred to as “Class A” because the Merger eliminated both the WebMD Class B Common Stock held by HLTH and the dual-class stock structure that had existed at WebMD.

Page 4 of 5 Pages
     As a result of the Merger, the shares of HLTH Common Stock beneficially owned by Mr. Wygod were converted into the following numbers of shares of WebMD Common Stock: 3,030,155 shares of WebMD Common Stock held directly by Mr. Wygod (which included 159,984 shares of unvested restricted stock); 1,975,358 shares of WebMD Common Stock that Mr. Wygod has the right to acquire pursuant to vested options or would have the right to acquire pursuant to options vesting within 60 days of October 23, 2009; 2,222 shares of WebMD Common Stock held by Mr. Wygod’s spouse in an IRA; 71,695 shares of WebMD Common Stock held by SYNC, Inc., which is controlled by Mr. Wygod; and 105 shares of WebMD Common Stock held in the WebMD 401(k) Savings Plan (the “401(k) Plan”).

Item 4.	Purpose of Transaction.
     Mr. Wygod acquired the WebMD Common Stock solely for the purpose of investment and, except as set forth below in this Item 4, does not have any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through 4(j) of Schedule 13D of the Securities Exchange Act of 1934, as amended. Mr. Wygod may, in the future, determine to purchase additional shares of WebMD Common Stock or to sell shares of WebMD Common Stock. Any such determination will depend on a number of factors, including, without limitation, the market for and price of WebMD Common Stock.
     On November 10, 2009, WebMD disclosed that Mr. Wygod intended as of that date to pursue an integrated plan that may include his participation in the offer by WebMD to purchase up to 5,700,000 shares of WebMD Common Stock at a price of $37.00 per share, commenced by WebMD on November 10, 2009 (the “Offer”), pursuant to which he would (i) exercise, in connection with the Offer, a portion of his options to purchase shares of WebMD Common Stock and to elect to net share settle the options on account of the exercise prices payable and applicable taxes, and (ii) sell a number of shares beneficially owned by him, including the shares received as a result of the exercise of the options, in the Offer; in the open market during the pendency of, or after but in connection with, the Offer; or a combination thereof to the extent required to reduce his beneficial stock ownership in WebMD so as to qualify for a safe harbor for capital gains tax treatment. As of November 10, 2009, Mr. Wygod intended to sell up to 740,000 shares of WebMD Common Stock in connection with such integrated plan. In lieu of any such sales, Mr. Wygod may make charitable contributions of such shares as part of such integrated plan. However, the number, if any, of shares to be sold or contributed will be determined by Mr. Wygod in his sole discretion based upon then prevailing market conditions.

Item 5.	Interest in Securities of the Issuer.
(a)	Mr. Wygod beneficially owns 5,882,257 shares of WebMD Common Stock, which represents approximately 9.8% of the WebMD Common Stock outstanding as of the date hereof. The percentage of WebMD Common Stock owned by Mr. Wygod is based upon 59,908,925 shares of WebMD Common Stock outstanding as of November 5, 2009 (which amount includes 2,195,358 shares of WebMD Common Stock underlying options granted to Mr. Wygod that have vested as of the date of this Statement or will vest within 60 days of the date of this statement).

(b)	For purposes of calculating beneficial ownership:
•	Mr. Wygod has the sole power to vote or direct the voting of 5,871,106 shares of WebMD Common Stock, which is comprised of (i) 3,603,948 shares owned directly by Mr. Wygod, including 276,656 shares of unvested restricted WebMD Common Stock; (ii) 71,695 shares owned by SYNC, Inc., which is controlled by Mr. Wygod; (iii) 105 shares held in the 401(k) Plan; and (iii) 2,195,358 shares that Mr. Wygod has the right to acquire pursuant to options that have vested as of the date of this Statement or will vest within 60 days of the date of this Statement;

•	Mr. Wygod has the sole power to dispose or direct the disposition of 5,594,345 shares of WebMD Common Stock, which includes all the shares for which he has sole power to vote or direct the voting (described above), except the 276,656 shares of unvested restricted WebMD Common Stock the 105 shares held in the 401(k) Plan; and

•	Mr. Wygod may be deemed to have shared power to vote or direct the vote of 11,151 shares of WebMD Common Stock, which is comprised of: (i) 7,521 shares that are owned by the Trusts; (ii) 2,222 shares that are held by Mr. Wygod’s spouse in an IRA; and (iii) 1,408 shares that are owned by the Foundations, for each of which Mr. Wygod is a trustee and shares voting and dispositive power. Mr. Wygod disclaims beneficial ownership of the 7,521 shares of WebMD Common Stock that are owned by the Trusts.

•	Mr. Wygod may be deemed to have shared power to dispose or direct the disposition of 11,256 shares of WebMD Common Stock, which is comprised of (i) all the shares for which he has shared power to vote or direct the vote (described above), and (ii) the 105 shares held in the 401(k) Savings Plan.
(c)	On November 5, 2009, WebMD withheld 24,893 shares of WebMD Common Stock in order to satisfy the minimum tax withholding requirements arising from the vesting of restricted stock on that same date. Except with respect to such withholding, Mr. Wygod has not effected any transaction in the WebMD Common Stock during the last 60 days. See Item 3 above for a description of the conversion of HLTH Common Stock into WebMD Common Stock in the Merger on October 23, 2009.

(d)	Except with respect to (i) the 7,521 shares of WebMD Common Stock owned by the Trusts, (ii) the 1,408 shares of WebMD Common Stock owned by the Foundations and (iii) the 2,222 shares held by Mr. Wygod’s spouse in an IRA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the WebMD Common Stock beneficially owned by Mr. Wygod.

(e)	Not applicable.

Page 5 of 5 Pages

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     See Item 3 for a description of the grants of shares of restricted WebMD Common Stock and options to purchase WebMD Common Stock made to Mr. Wygod, pursuant to the Employment Agreement and the applicable equity compensation plans. The unvested shares of WebMD Common Stock and the options are subject to terms and conditions contained in the Employment Agreement and the applicable equity compensation plans. Other than as set forth in this Item 6 and elsewhere in this Statement, Mr. Wygod has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of WebMD.

Item 7.	Material to Be Filed as Exhibits.
1.	Agreement and Plan of Merger, dated as of June 17, 2009, between WebMD Health Corp. (“WebMD”) and HLTH Corporation (“HLTH”) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by WebMD on June 18, 2009, as amended on June 22, 2009).

2.	Amended and Restated Employment Agreement, dated as of August 3, 2005, by and between WebMD (as successor to HLTH) and Mr. Wygod (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by HLTH on August 5, 2005).

3.	Letter Agreement, dated as of February 1, 2006, between WebMD (as successor to HLTH) and Martin J. Wygod (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by HLTH on February 2, 2006).

4.	Amendment No. 2 to Amended and Restated Employment Agreement, dated as of December 1, 2008, by and between WebMD (as successor to HLTH) and Martin J. Wygod (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by HLTH on December 5, 2008).

5.	Letter Agreement, dated December 29, 2008, between WebMD (as successor to HLTH) and Martin J. Wygod (incorporated by reference to Exhibit 10.52 to HLTH’s Annual Report on Form 10-K for the year ended December 31, 2008).

6.	Letter Amendment, dated as of July 9, 2009, among WebMD and Martin J. Wygod (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by WebMD on July 14, 2009).
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: November 13, 2009

MARTIN J. WYGOD
/s/ Martin J. Wygod